EXHIBIT 12

THE DRESS BARN, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

        The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the 26 weeks ended January 29, 2005.

	26 Weeks Ended	Fiscal Year Ended
	January 29, 2005	July 31, 2004	July 26, 2003	July 27, 2002	July 28, 2001	July 29, 2000
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$2,148	$5,288	$—	$—	$—	$—
Portion of rental expense deemed to
represent interest	7,845	30,352	29,122	27,803	25,586	24,087

Total fixed charges	$9,993	$35,640	$29,122	$27,803	$25,586	$24,087

Earnings:
Income (loss) from continuing
operations before income taxes	$2,579	$45,473	$11,222	$57,691	$55,396	$56,208
Fixed charges	9,993	35,640	29,122	27,803	25,586	24,087

Total earnings for computation
of ratio	$12,572	$81,113	$40,344	$85,494	$80,982	$80,295

Ratio of earnings to fixed charges	0.26x	1.28x	0.39x	2.08x	2.17x	2.33x

        For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.